Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. Completes acquisition of near-term and

long-life royalty on iamgold’s canadian Côté gold project

Vancouver, British Columbia – March 1, 2022 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce that, further to its news release dated February 22, 2022, it has completed the acquisition of an existing 0.75% net smelter return royalty from an existing royalty holder on a portion of the Côté Gold Project, located in Ontario Canada, and owned by IAMGOLD Corporation, as the operator, and Sumitomo Metal Mining Co., Ltd.

Pursuant to the transaction, Gold Royalty paid total consideration of US$15.875 million at closing, comprised of US$15 million in cash and the balance through the issuance of 207,449 common shares of Gold Royalty, based on the 20-day volume weighted average price of such shares on the NYSE American as of the business day immediately preceding closing, being US$4.218.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of net smelter return royalties on gold properties located in the Americas.

For additional information, please contact:

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com